Brandes Investment Partners, L.P.
11988 El Camino Real, Suite 600
San Diego, California 92130

November 21, 2017

VIA EDGAR TRANSMISSION

Samantha Brutlag
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street N.E.
Washington D.C.  20549

Re:	Brandes Investment Trust (the “Trust”) File Nos.: 33-81396 and 811-08614

Dear Ms. Brutlag:

This letter is in response to the SEC Staff’s oral comments provided to Lillian A. Kabakali of U.S. Bancorp Fund Services, LLC on November 15, 2017 requesting revisions to previously transcribed comments contained in correspondence to the Staff dated September 11, 2017 and November 13, 2017 (“Previous Correspondence”).  The Previous Correspondence was based on oral comments and suggestions provided to Elaine E. Richards of U.S. Bancorp Fund Services, LLC on August 18, 2017, August 24, 2017 and September 18, 2017 regarding Post-Effective Amendment (“PEA”) No. 58 and No. 59 to the Trust’s registration statement.  PEA No. 58 was filed pursuant to Rule 485(a) under the Securities Act of 1933 on Form N‑1A on July 14, 2017 for the purpose of adding one new series to the Trust, Brandes Small Cap Value Fund and was designated to automatically become effective 75 days after filing which would have been September 27, 2017, and subsequently PEA No. 59 was filed on September 11, 2017 and was designated to automatically become effective 75 days after filing, on or about November 25, 2017.

The Trust is scheduled to file a new post-effective amendment under Rule 485(a) per the SEC Staff’s request with the revisions discussed herein in response to your comments and to file any outstanding exhibits to the registration statement, including the requested two years’ worth of audited financial statements for the Predecessor Fund as part of the Statement of Additional Information.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

**********

1.
Staff Comment:  With respect to references on pages 15-16 of the Prospectus to “special arrangements” with financial intermediaries, please attach an appendix or otherwise specify who the financial intermediaries are, and provide details of the special arrangements those intermediaries have with the Fund.

Response:  Although the Trust does not have any special arrangements, the Trust has added an appendix per the Staff’s request.  See Appendix A to this letter.

2.
Staff Comment:  Please include financial statements for the most recent two fiscal years of the Predecessor Fund as part of the Statement of Additional Information.  The financial statements must be audited and Reg. S-X compliant.

Response:  The Trust responds by including the requested financial statements as part of the Statement of Additional Information once the audit has been completed.

*     *     *     *     *     *
I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Elaine E. Richards, Esq. at (626) 914‑7363.
Sincerely,
/s/ Thomas M. Quinlan
Thomas M. Quinlan
Brandes Investment Trust

cc:    Michael Glazer, Esq., Morgan, Lewis & Bockius LLP